UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)

                           West Jersey Bancshares, Inc.
                                (Name of Issuer)

                                  Common Stock
                           (Title of Class Securities)

                                   953504107
                                 (Cusip Number)

                                 Arthur E. Lee.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 425-7044

 (Name, address and Telephone Number of Person Authorized to Receive Notices
                               and Communications

                                  June 5, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13D

CUSIP NO. 953504107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Partners Corporation - I.D. #13-3114801

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]

                                                                      (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF             7  SOLE VOTING POWER
SHARES                   None
BENEFICIALLY          8  SHARED VOTING POWER
OWNED BY                 None
EACH                  9  SOLE DISPOSITIVE POWER
REPORTING                None
PERSON WITH           10 SHARED DISPOSITIVE POWER
                         None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14  TYPE OF REPORTING PERSON*
         CO,BD

SCHEDULE 13D

CUSIP NO. 953504107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Arbitrage Fund - I.D. #13-3269989

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]

                                                                      (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF             7  SOLE VOTING POWER
SHARES                   None
BENEFICIALLY          8  SHARED VOTING POWER
OWNED BY                 None
EACH                  9  SOLE DISPOSITIVE POWER
REPORTING                None
PERSON WITH           10 SHARED DISPOSITIVE POWER
                         None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14  TYPE OF REPORTING PERSON*
         PN,BD

Item 1.  Security and Issuer.

         No change.

Item 2.  Identity and Background.

         Loeb Arbitrage Fund (LAF), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., (LAM), a Delaware corporation, with the same address. Its President is Arthur E. Lee, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Irwin D. Rowe, Vice President and Secretary and Peter A. Tcherepnine, Vice President.

         Loeb Partners Corporation (LPC), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Henry A. Loeb is a Vice Chairmen and director of LPC. Irwin D. Rowe is an Executive Vice President and also a director of LPC. Henry A. Loeb is an uncle of Thomas L. Kempner.

         Loeb Holding Corporation (LHC), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of Loeb Arbitrage Management, Inc., and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Messrs. Henry A. Loeb and Irwin D. Rowe are director of LHC, as are Robert Krones, Andrew J. McLaughlin, Jr. and Edward E. Matthews. Mr. Matthews address is 70 Pine Street, New York, New York 10270. The business address of the other individuals is 61 Broadway, New York, New York, 10006.

         All of the individuals named are United States Citizens. None have within the last five years, been convicted in a criminal proceeding (excludingtraffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and asa result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation.

         No change.

Item 4.  Purpose of Transaction.

         No change.

Item 5.  Interest in Securities of the Issuer.

         (a) The persons reporting hereby owned no shares of Common Stock of the Issuer as of June 5, 1996:

         (b) Not applicable.

         (c) As of June 5, 1996 all shares of Common Stock of the Issuer beneficially owned by the reporting persons were exchanged for shares of Common Stock of Sovereign Bancorp Inc. as follows:


                                 Old Shares                 New Shares

Loeb Arbitrage Fund              74,076                     61,472
Loeb Partners Corporation        30,999*                    25,837*

                  (d)  Not applicable.

                  (e) On June 5, 1996 the reporting persons ceased being beneficial owners of Common Stock of the Issuer.
----------------------
*Including 6,863 and 5,720 shares respectively, held for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

Item 6.  Contracts, Arrangements, Understanding or Relationships with
                  Respect to the Issuer.

                  None.

Item 7.  Materials to be Files as Exhibits.

                  None.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 27, 1997                              Loeb Arbitrage Fund
                                           By:Loeb Arbitrage Management, Inc.


                                           By:/s/Arthur E. Lee
                                              Arthur E. Lee, President

January 27, 1997                              Loeb Partners Corporation


                                           By:/s/Arthur E. Lee
                                              Arthur E. Lee
                                              Executive Vice President


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